[LOGO]

                                          September 9, 1998

Dear Shareholder:

    The West Company, Incorporated (the "Company") is offering to purchase up to 2,000,000 shares of its common stock at a price not greater than $31.00 nor less than $27.00 per share. Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per-share price within that range that will allow it to buy 2,000,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will | subject to possible proration and provisions relating to the tender of "odd lots" | be purchased for cash at that purchase price, net to the selling shareholder. All other shares that have been tendered and not purchased will be returned to the shareholder.

    If you do not wish to participate in the Offer, you do not need to take any action.

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision about the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether or not to tender any or all shares. The Company has been informed that none of the directors or executive officers of the Company intends to tender shares pursuant to the Offer.

    Please note that the Offer is scheduled to expire at 5:00 P.M., New York City time, on Wednesday, October 7, 1998, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but instead should be directed to Shareholder Communications Corporation, the Information Agent, or to Warburg Dillon Read LLC, the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

                                          Sincerely,

                                     [LOGO]

                                          William G. Little
                                          Chairman and Chief Executive Officer